UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Platform Specialty Products Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

72766Q 105 (Common Stock)

(CUSIP Number)

Mariposa Acquisition, LLC

5200 Blue Lagoon Drive, Suite 855

Miami, Florida 33126

Attn: Martin E. Franklin

(561) 447-2510

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 72766Q 105	Page 2 of 5 Pages

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mariposa Acquisition, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 12,583,796*
	9	Sole dispositive power 0
	10	Shared dispositive power 12,583,796*
11	Aggregate amount beneficially owned by each reporting person 12,583,796*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 6.5%*
14	Type of reporting person (see instructions) OO

*	See Item 5.

SCHEDULE 13D

CUSIP No. 72766Q 105	Page 3 of 5 Pages

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Martin E. Franklin
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United Kingdom
Number of shares beneficially owned by each reporting person with	7	Sole voting power 250,000
	8	Shared voting power 12,583,796*
	9	Sole dispositive power 250,000
	10	Shared dispositive power 12,583,796*
11	Aggregate amount beneficially owned by each reporting person 12,833,796*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 6.6%*
14	Type of reporting person (see instructions) IN

*	See Item 5.

Item 1.	Security and Issuer.

This Amendment No. 3 (this “Amendment”) amends the Statement on Schedule 13D, filed with the Commission on January 27, 2014 (as amended by Amendment No. 1, filed on March 14, 2014 and Amendment No. 2, filed on October 7, 2014, the “Statement”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Platform Specialty Products Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 5200 Blue Lagoon Drive, Suite 855, Miami, Florida 33126. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings set forth in the Statement.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

On January 2, 2015, Mariposa received an aggregate of 5,326,654 shares of Common Stock as a dividend on its shares of the Issuer’s Series A Preferred Stock, par value $0.01 per share (based upon a volume weighted average price of $23.16 per share of the Common Stock as of December 31, 2014).

Item 5.	Interest in Securities of the Issuer.

Paragraphs (a) - (c) of Item 5 of the Statement are hereby amended and restated in their entirety as follows:

(a) - (b) As of the date hereof, (i) Franklin has sole power to vote, or to direct the vote, and sole power to dispose, or to direct the disposition of, an aggregate of 250,000 shares of Common Stock and (ii) Franklin and Mariposa have shared power to vote, or to direct the vote, and shared power to dispose, or to direct the disposition of, an aggregate of 12,583,796 shares of Common Stock. These amounts consist of (i) 250,000 shares of Common Stock held directly by Franklin, (ii) 11,523,796 shares of Common Stock held directly by Mariposa, and (iii) 1,060,000 shares of Series A Preferred Stock held directly by Mariposa that are convertible at any time at the option of the holder into the same number of shares of Common Stock. In the aggregate, such 12,833,796 shares of Common Stock represent approximately 6.6% of all outstanding shares of Common Stock (calculated based on 192,117,370 shares of Common Stock outstanding as of January 2, 2015 and assuming the conversion of the shares of Series A Preferred Stock, but without including any conversion of shares of Series A Preferred Stock held by any other person). Mr. Franklin owns, directly or indirectly, 61.32% of Mariposa, representing 7,066,391 shares of Common Stock and 649,992 shares of Series A Preferred Stock. The information set forth in Item 4 of this Statement is incorporated herein by reference.

(c) On December 16, 2014, Franklin purchased 100,000 shares of Common Stock at a weighted average price per share of $21.07 (with prices ranging from $20.96 to $21.15, inclusive) in an open market purchase over the New York Stock Exchange. On

December 17, 2014, Franklin purchased 150,000 shares of common stock at a weighted average price per share of $21.31 (with prices ranging from $20.89 to $21.76, inclusive) in an open market purchase over the New York Stock Exchange. The information set forth in Item 4 of this Statement is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended by adding the following paragraph:

Franklin has agreed that, prior to January 12, 2015, subject to certain limited exceptions, he will not directly or indirectly, without the prior written consent of each of Barclays Capital Inc. and Credit Suisse Securities (USA) LLC (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock, or sell or grant options, rights or warrants with respect to any shares of Common Stock or securities convertible into or exchangeable for Common Stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or other securities, in cash or otherwise, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of Common Stock or securities convertible, exercisable or exchangeable into Common Stock or any of the Issuer’s other securities, or (4) publicly disclose the intention to do any of the foregoing.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A -	Lock-Up Letter Agreement, dated November 12, 2014, by and between Franklin and Barclays Capital Inc., Credit Suisse Securities (USA) LLC, Nomura Securities International, Inc. and UBS Securities LLC.

SIGNATURE

After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 2, 2015	MARIPOSA ACQUISITION, LLC

	By:	/S/ DESIREE DESTEFANO
	Name:	Desiree DeStefano
	Title:	President

/S/ MARTIN E. FRANKLIN
Martin E. Franklin

Exhibit A

Execution Version

LOCK-UP LETTER AGREEMENT

BARCLAYS CAPITAL INC.

CREDIT SUISSE SECURITIES (USA) LLC

NOMURA SECURITIES INTERNATIONAL, INC.

UBS SECURITIES LLC

c/o Barclays Capital Inc.

745 Seventh Avenue

New York, New York 10019

November 11, 2014

Ladies and Gentlemen:

The undersigned understands that you and certain other firms (the “Underwriters”) propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) providing for the purchase by the Underwriters of shares (the “Stock”) of Common Stock, par value $0.01 per share (the “Common Stock”), of Platform Specialty Products Corporation, a Delaware corporation (the “Company”), and that the Underwriters propose to reoffer the Stock to the public (the “Offering”).

In consideration of the execution of the Underwriting Agreement by the Underwriters, and for other good and valuable consideration, the undersigned hereby irrevocably agrees that, without the prior written consent of Barclays Capital Inc. and Credit Suisse Securities (USA) LLC, on behalf of the Underwriters, the undersigned will not, directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of Common Stock (including, without limitation, shares of Common Stock that may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Securities and Exchange Commission and shares of Common Stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for Common Stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or other securities, in cash or otherwise, (3) make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock or any other securities of the Company, or (4) publicly disclose the intention to do any of the foregoing for a period commencing on the date hereof and ending on the 60th day after the date of the Prospectus relating to the Offering (such 60-day period, the “Lock-Up Period”).

The foregoing paragraph shall not apply to:

(a) transactions relating to shares of Common Stock or other securities acquired in open market transactions after the completion of the Offering;

(b) transfers of shares of Common Stock or any security convertible into or exercisable or exchangeable for Stock as a bona fide gift;

(c) in the case of a non-natural person, distributions of shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock to limited partners, members or stockholders of the undersigned;

(d) in the case of a natural person, transfers of shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock by will or intestate succession or to any trust or entity for the direct or indirect benefit of such person or any member of the immediate family of the undersigned;

(e) the entry by the undersigned into a trading plan established in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, provided that sales under any such plan may not occur during the period in which the restrictions otherwise imposed by this agreement apply; or

(f) in the case of a non-natural person, transfers of shares of Common Stock to any wholly-owned subsidiary of the undersigned (including any corporation, partnership, limited liability company or other entity that is directly or indirectly owned by the undersigned) or to the parent corporation of the undersigned or any wholly-owned subsidiary of such parent corporation;

provided that (i) in the case of any transfer or distribution pursuant to clauses (b), (c), (d) and (f), such transfer shall not involve a disposition for value and each donee, distributee or transferee shall sign and deliver a lock-up letter substantially in the form of this letter and (ii) in the case of any transfer or distribution pursuant to clauses (b), (d) and (f), no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of Common Stock, shall be required or shall be voluntarily made during the Lock-Up Period.

If the undersigned is an officer or director of the Company, the undersigned agrees that (i) the foregoing provisions shall be equally applicable to any issuer-directed Stock, as referred to in FINRA Rule 5131(d)(2)(A) that the undersigned may purchase in the Offering pursuant to an allocation of Stock that is directed in writing by the Company, (ii) each of Barclays Capital Inc. and Credit Suisse Securities (USA) LLC agrees that, at least three business days before the effective date of any release or waiver of the foregoing restrictions in connection with a transfer of shares of Common Stock, Barclays Capital Inc. and Credit Suisse Securities (USA) LLC will notify the Company of the impending release or waiver and (iii) the Company has agreed in the Underwriting Agreement to announce the impending release or waiver by issuing a press release through a major news service (as referred to in FINRA Rule 5131(d)(2)(B)) at least two business days before the effective date of the release or waiver. Any release or waiver granted by Barclays Capital Inc. and Credit Suisse Securities (USA) LLC hereunder to any such officer or director shall only be effective two business days after the publication date of such press release. The provisions of this paragraph will not apply if both (a)

the release or waiver is effected solely to permit a transfer not for consideration, and (b) the transferee has agreed in writing to be bound by the same terms described in this letter that are applicable to the transferor, to the extent and for the duration that such terms remain in effect at the time of the transfer.

In furtherance of the foregoing, the Company and its transfer agent are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Letter Agreement.

It is understood that, if the Company notifies the Underwriters that it does not intend to proceed with the Offering, if the Underwriting Agreement does not become effective, or if the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Stock, the undersigned will be released from its obligations under this Lock-Up Letter Agreement.

The undersigned understands that the Company and the Underwriters will proceed with the Offering in reliance on this Lock-Up Letter Agreement.

Whether or not the Offering actually occurs depends on a number of factors, including market conditions. Any Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company and the Underwriters.

[Signature page follows]

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Letter Agreement and that, upon request, the undersigned will execute any additional documents necessary in connection with the enforcement hereof. Any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

Very truly yours,

By:	/S/ MARTIN E. FRANKLIN
Martin E. Franklin

Dated: November 11, 2014

[Signature Page to Lock-Up Letter Agreement]